

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2010

Jianhua Wu
Chief Executive Officer
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Township, Huishan District, Wuxi City
Jiangsu Province, China 214181

   Re: China Wind Systems, Inc.
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 31, 2010
     File No. 1-34591

Dear Mr. Wu:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Martin James
       Acting Assistant Director

cc (via fax): Asher S. Levitsky, Esq.